Exhibit 12.1
Allied Waste Industries, Inc.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in millions)

	For the Six Months		For the Three Months
	Ended June 30,		Ended June 30,
	2005	2004	2005	2004
Fixed Charges:
Interest expensed	$269.7	$326.7	$128.4	$165.3
Interest capitalized	7.1	6.6	3.7	3.1

Total interest	276.8	333.3	132.1	168.4
Interest component of rent expense	3.2	3.7	1.6	1.8
Dividend expense	46.0	19.2	32.1	9.7

Total fixed charges	$326.0	$356.2	$165.8	$179.9

Earnings:
Income (loss) from continuing operations before income taxes	$120.9	$(6.8)	$121.3	$(16.0)
Plus: fixed charges	326.0	356.2	165.8	179.9
Less: interest capitalized	(7.1)	(6.6)	(3.7)	(3.1)
Less: dividend expense	(46.0)	(19.2)	(32.1)	(9.7)

Total Earnings	$393.8	$323.6	$251.3	$151.1

Ratio of earnings to fixed charges and preferred stock dividends	1.2	*	1.5	*

Ratio of earnings to fixed charges	1.4	* *	1.9	* *

*	Earnings were insufficient to cover fixed charges and preferred stock dividends by $32.6 million for the six months ended June 30, 2004 and by $28.8 million for the three months ended June 30, 2004.

**	Earnings were insufficient to cover fixed charges by $13.4 million for the six months ended June 30, 2004 and by $19.1 million for the three months ended June 30, 2004.